UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 Ten Stix, Inc.
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                                (Names of Issuer)

                   Series B Preferred Stock, $ 0.05 par value
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                         (Title of Class of Securities)

                                   88024N 10 6
                                 (Cusip Number)

                                  Robert Brehm
                                    President
                       Intercontinental Assets Corporation
                          6965 El Camino Real, #105-279
                               Carlsbad, CA 92009
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 26, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No.  88024N 10 6

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intercontinental Assets Corporation 88-0280919

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2.   Check the Appropriate Box if a Member of a Group (See Instructions). (a)
     (b)
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

     N/A
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6.   Citizenship or Place of Organization

     Nevada
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NUMBER OF              7.         Sole Voting Power
SHARES                                  2,500,000 Series B Preferred Stock
BENEFICIALLY                      ---------------------------------------------
OWNED BY               8.         Shared Voting Power
EACH                                    0
REPORTING                         ---------------------------------------------
PERSON                 9.         Sole Dispositive Power
WITH                                    2,500,000 Series B Preferred Stock
                                  ---------------------------------------------
                       10.        Shared Dispositive Power
                                        0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

            2,500,000 Series B Preferred Stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13.  Percent of Class Represented by Amount in Row (11)

     100%
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14.  Type of Reporting Person

     CO
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
CUSIP No.  88024N 10 6

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Brehm

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2.    Check the Appropriate Box if a Member of a Group (See Instructions). (a)
      (b)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

     N/A
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6.   Citizenship or Place of Organization

     United States
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NUMBER OF              7.         Sole Voting Power
SHARES                                  2,500,000 Series B Preferred Stock
BENEFICIALLY                      ---------------------------------------------
OWNED BY               8.         Shared Voting Power
EACH                                    0
REPORTING                         ---------------------------------------------
PERSON                 9.         Sole Dispositive Power
WITH                                    2,500,000 Series B Preferred Stock
                                  ---------------------------------------------
                       10.        Shared Dispositive Power
                                        0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 Series B Preferred Stock

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13.  Percent of Class Represented by Amount in Row (11)

     100%

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14.  Type of Reporting Person

     IN
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
CUSIP No.  88024N 10 6

Item 1.  Security and Issuer

     This statement relates to the Series B Preferred Stock, $0.05 Par Value per share, of Ten Stix, Inc., a Nevada corporation (the "Issuer" or "Ten Stix"). The address of the principal executive offices of the Issuer is 3101 Riverside Drive, Idaho Springs, Colorado 80465.

Item 2. Identity and Background

     (a) Intercontinental Assets Corp., a Nevada corporation; Robert Brehm, an individual

     (b) Intercontinental Assets Corporation 6075 South Eastern Ave, Suite 1 Las Vegas, NV 89119;

          Robert Brehm
          6965 El Camino Real, #105-279
          Carlsbad, CA 92009

     (c) Intercontinental Assets Corp. ("Intercontinental Assets") was formed in December, 1991. Robert Brehm is the principal shareholder, a director, the President, Secretary and Treasurer of International Assets.

     (d) During the last five years, none of the above named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years none of the above named persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Robert Brehm is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On August 26, 2004, Intercontinental Assets acquired 2,500,000 shares of Ten Stix Series B Preferred Stock in full satisfaction of and pursuant to the terms of certain $15,000 promissory note dated June 30, 2004, and amended as of August 26, 2004, and that certain Management Severance Agreement dated June 30, 2004, and amended August 26, 2004.

Item 4. Purpose of Transaction

     Intercontinental Assets's acquisition of the Series B Preferred Stock was in full satisfaction of certain promissory note and Management Severance Agreement described in Item 3. Depending on future evaluations of the business prospects of Ten Stix and other factors, including, but not limited to, general economic and business conditions, Intercontinental Assets may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so.


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
CUSIP No.  88024N 10 6

     Pursuant to certain Management Severance Agreement, a copy of which his attached as Exhibit 99.3 to the Current Report on Form 8-K filed July 30, 2004, Brehm and International Assets anticipates that the Issuer will transfer all gaming related assets, licenses and liabilities of Ten Stix to a wholly owned subsidiary, and at some future time, complete a partial spin-off of the subsidiary, and reorganize the Issuer through acquisitions of one or more operating entities or assets of such entities.

     Further pursuant to said Management Severance Agreement, International Assets anticipates the transfer by Ten Stix of 80% of the common stock of said subsidiary in satisfaction of certain debt forgiveness by the current officers and directors of Ten Stix.

Item 5. Interest in Securities of the Issuer

     Intercontinental Assets beneficially owns and has the sole power to vote and dispose of 2,500,000 shares of Series B Preferred Stock of Ten Stix. The 2,500,000 shares of Series B Preferred Stock represent 100% of the issued and outstanding shares of Series B Preferred Stock. These 2,500,000 shares of Series B Preferred Stock possess voting rights equal to 250,000,000 shares of Common Stock and therefore International Assets has voting control of Ten Stix.

     Pursuant to Section 2(a) of the Certificate of Designation, each share of the Series B Preferred Stock shall be entitled to one vote for each share of the Common Stock into which the Series B Preferred Stock is convertible as of the record date for such vote or, if no record date is specified, as of the date of such vote.

     Pursuant to the terms of the Certificate of Designation of Series B Preferred Stock, the Stated Par Value of each share of Series B Preferred Stock is $0.05. Pursuant to Section 5(a) of the Certificate of Designation, the holder of the Series B Preferred Stock may convert said shares to common stock at his option. Pursuant to Section 5(a), in the event of a conversion, the number of shares of Common Stock to be issued on account of each share of the Series B Preferred Stock shall be determined by dividing (i) the Adjusted Face Value plus the amount of any accrued but unpaid dividends thereon by (ii) $0.0005. Accordingly, each share of Series B Preferred Stock is convertible into 100 shares of common stock at option of the holder of the Series B Preferred Stock, for an aggregate of 250,000,000 shares of common stock.

     Accordingly, Intercontinental Assets, the holder of 2,500,000 shares of Series B Preferred Stock shall have the right pursuant to Section 2(a) of the Certificate of Designation, to vote 250,000,000 shares of common stock, which will effectively give Intercontinental Assets voting control of the Company.

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
CUSIP No.  88024N 10 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings, or relationships among parties named in Item 2 with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     The following documents filed by Ten Stix, Inc. with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated by reference:

     (i)  Ten Stix, Inc. Current Report on Form 8-K filed on July 30, 2004; and

     (ii) Ten Stix, Inc. Current Report on Form 8-K filed on August 26, 2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 8, 2004                   Intercontinental Assets Corporation
                                           A Nevada corporation


                                           /S/ Robert Brehm
                                           ----------------------------------
                                           By: Robert Brehm
                                           Its: President and Secretary



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